CAMECO CORPORATION — PROXY
     This proxy is solicited by management in conjunction with the annual and special meeting of shareholders of Cameco Corporation (Cameco) to be held on May 15, 2008. A shareholder has the right to appoint, as his or her proxyholder, a person (who need not be a shareholder), other than those designated in the next paragraph, by inserting the name of such other person in the blank space provided or by completing another proper form of proxy.
     The undersigned holder of common shares (shares) of Cameco hereby appoints Gerald W. Grandey, or in his absence, Gary M.S. Chad, or instead of them or either of them,                                                     (insert name if alternate is desired) as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the annual and special meeting of shareholders of Cameco to be held on May 15, 2008 and any adjournment thereof. The undersigned undertakes to ratify and confirm all the said proxyholder may do by virtue of this proxy, and revokes any proxy previously given. All the shares registered in the name of the undersigned are directed to be voted as indicated below, and may be voted in the discretion of the proxyholder with respect to amendments or variations to the matters identified in the accompanying notice of meeting or other matters that may properly come before the meeting. The board of directors and management of Cameco recommend that shareholders vote FOR items 1 and 2 and AGAINST item 3 below. The proxyholder is hereby instructed as follows:
1.	Election of directors.

	For	Withhold		For	Withhold

John S. Auston			Nancy E. Hopkins

John H. Clappison			Oyvind Hushovd

Joe F. Colvin			J.W. George Ivany

Harry D. Cook			A. Anne McLellan

James R. Curtiss			A. Neil McMillan

George S. Dembroski			Robert W. Peterson

Gerald W. Grandey			Victor J. Zaleschuk

2.	Appointment of auditors.

	For	Withhold
Appointment of KPMG LLP as auditors.

3.	Shareholder Proposal

	For	Against
A shareholder proposal, further details of which are set forth in Schedule B to the accompanying Management Proxy Circular.
If no choice is specified for any of the above items, the proxyholder will vote FOR items 1 and 2 and AGAINST item 3.
Declaration of Residency

Note:	All shareholders must complete the following declaration of residency to enable Cameco to comply with its restrictions on share ownership and voting by residents and non-residents of Canada. For more information, please see pages 5 and 6 of the accompanying Management Proxy Circular and the definitions set out on the reverse side of this proxy. If you do not provide this information, you may be deemed a non-resident. This may result in your votes being given reduced effect.
The undersigned holder of record hereby declares that:
(a)	all shares represented by this proxy are held, beneficially owned or controlled by: one or more residents ☐; or one or more non-residents ☐; or

Note:	Please complete either paragraph (b) or (c) only if you are unable to complete paragraph (a) above.
(b)	the undersigned is: a resident ☐; or a non-resident ☐; and is unable to declare as to the residency of the person(s) who hold, beneficially own or control such shares.

(c)	If you are unable to complete paragraph (a) or (b) above, please provide the relevant details of residency (Note: If the line below is not sufficient, you may enclose an additional document providing such details):

To be valid, duly completed proxies must be deposited with Cameco’s transfer agent and registrar, CIBC Mellon Trust Company, by (i) sending in the envelope provided, (ii) faxing to 416-368-2502 or toll free in North America to 1-866-781-3111 or (iii) mailing to P.O. Box 721, Agincourt, Ontario, M1S 0A1, no later than the commencement of the annual and special meeting of shareholders on May 15, 2008.
DATED this                        day of                                                        , 2008

Name of Shareholder (please print)	Signature of Shareholder
Notes:
•	Please complete, date and sign this proxy and return it as soon as possible in the envelope provided.

•	Executors, administrators, trustees, attorneys or guardians should so indicate when signing. Where shares are held in the names of two or more persons, each must sign. If the shareholder is a corporation, this proxy must be signed by an officer or attorney thereof, duly authorized.

•	If this proxy is not dated in the space above, it shall be deemed to bear the date on which it was mailed to the shareholder.

DEFINITIONS:
In and for the purposes of this proxy:
a person is an “associate” of another person if:
(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting shares of the corporation; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (iv) above, of the same person;
provided that:
(viii)	if a resident associated with a non-resident submits to the board of directors of Cameco a statutory declaration stating that no voting shares of Cameco are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x)	if any person appears to the board of directors of Cameco to hold voting shares to which are attached not more than the lesser of four one hundredths of one per cent of the votes that may be cast to elect directors of Cameco and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.
“non-resident” means:
(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust
(A)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents, or

(B)	in which non-residents as defined in any of (i) to (iv) above have more than fifty per cent of the beneficial interest; or
(vi)	a corporation that is controlled by a trust described in (v) above.
“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trustee that is not a non-resident.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of Cameco.